UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of report (Date of earliest event reported): December 17, 2020

Schultze Special Purpose Acquisition Corp.
(Exact name of registrant as specified in its charter)

Delaware	001-38760	83-0891815
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

800 Westchester Avenue, Suite 632
Rye Brook, NY		10573
(Address of principal executive offices)		(Zip Code)

  (914) 701-5260
(Registrant’s telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒       Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐       Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐       Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐       Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Common Stock and one Warrant	SAMAU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	SAMA	The Nasdaq Stock Market LLC
Warrants, each warrant exercisable for one share of Common Stock at an exercise price of $11.50	SAMAW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 5.07. Submission of Matters to a Vote of Security Holders.

On December 17, 2020, Schultze Special Purpose Acquisition Corp. (“SAMA”) held a special meeting of stockholders (the “Special Meeting”) in connection with the proposed business combination (the “Business Combination”) contemplated by the Amended and Restated Business Combination Agreement, dated as of November 9, 2020, by and among SAMA, Clever Leaves Holdings Inc. (“Holdco”), Novel Merger Sub Inc. and Clever Leaves International Inc. (“Clever Leaves”). The Business Combination is described in the definitive proxy statement filed by SAMA with the U.S. Securities and Exchange Commission (the “SEC”) on November 27, 2020 (the “Proxy Statement”) and incorporated herein by reference.

Present at the Special Meeting were holders of 8,367,405 shares of common stock, par value $0.0001 per share, of SAMA (“Common Stock”), in person or by proxy, representing approximately 71.263% of the voting power of the Common Stock as of November 16, 2020, the record date for the Special Meeting (the “Record Date”), and constituting a quorum for the transaction of business. As of the Record Date, there were 11,741,553 shares of Common Stock issued and outstanding. 5,253 shares of Common Stock were redeemed in connection with the Special Meeting.

At the Special Meeting, SAMA’s stockholders voted on and approved the Business Combination Proposal, the Incentive Award Plan Proposal, the Earnout Award Plan Proposal and the Adjournment Proposal, in each case as defined and described in greater detail in the Proxy Statement. The approval of the Business Combination Proposal required the affirmative vote of the holders of at least a majority of all shares of Common Stock issued and outstanding as of the Record Date entitled to vote thereon at the Special Meeting. Each of the Incentive Award Plan Proposal, the Earnout Award Plan Proposal and the Adjournment Proposal required the affirmative vote of the holders of at least a majority of the shares of Common Stock entitled to vote thereon and voted, in person or by proxy, at the Special Meeting.

Set forth below are the final voting results for each of the proposals presented at the Special Meeting:

Business Combination Proposal

The Business Combination Proposal was approved. The voting results of the shares of Common Stock were as follows:

For	Against	Abstain
8,367,195	200	10

Incentive Award Plan Proposal

The Incentive Award Plan Proposal was approved. The voting results of the shares of Common Stock were as follows:

For	Against	Abstain
7,610,004	690,257	67,144

Earnout Award Plan Proposal

The Earnout Award Plan Proposal was approved. The voting results of the shares of Common Stock were as follows:

For	Against	Abstain
8,298,491	1,115	67,799

Adjournment Proposal

The Adjournment Proposal was approved. The voting results of the shares of Common Stock were as follows:

For	Against	Abstain
8,361,523	772	5,110

Item 7.01. Regulation FD Disclosure.

SAMA expects the Business Combination to close and Holdco’s common shares and warrants to commence trading on the Nasdaq Capital Market under the ticker symbols “CLVR” and “CLVRW,” respectively, as soon as practicable.

Forward Looking Statements

This Current Report on Form 8-K includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts and may be identified by the words “estimates,” “projected,” “expects,” “anticipates,” “forecasts,” “plans,” “intends,” “believes,” “seeks,” “may,” “will,” “should,” “future,” “propose” and variations of these words or similar expressions (or the negative versions of such words or expressions). Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. Factors that may cause such differences include, without limitation, SAMA’s and Clever Leaves’ inability to complete the transactions contemplated by the Business Combination; the inability to recognize the anticipated benefits of the Business Combination; the ability to meet Nasdaq’s listing standards in connection with or following the consummation of the Business Combination; costs related to the Business Combination; expectations with respect to future operating and financial performance and growth, including if or when Clever Leaves or Holdco will become profitable; the timing of the completion of the Business Combination; Clever Leaves’ ability to execute its business plans and strategy and to receive regulatory approvals; potential litigation involving the parties; global economic conditions; geopolitical events, natural disasters, acts of God and pandemics, including, but not limited to, the economic and operational disruptions and other effects of COVID-19; regulatory requirements and changes thereto; access to additional financing; and other risks and uncertainties indicated from time to time in filings with the SEC. Other factors include the possibility that the proposed transaction does not close, including due to the failure to satisfy closing conditions. The foregoing list of factors is not exclusive. Additional information concerning certain of these and other risk factors is contained in Holdco’s and SAMA’s most recent filings with the SEC and is contained in the final prospectus and Proxy Statement, filed with the SEC by Holdco and SAMA, respectively, on November 27, 2020. All subsequent written and oral forward-looking statements concerning SAMA, Clever Leaves or Holdco, the transactions described herein or other matters and attributable to SAMA, Clever Leaves, Holdco or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of SAMA, Clever Leaves and Holdco expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Item 8.01. Other Events.

See Item 7.01.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHULTZE SPECIAL PURPOSE ACQUISITION CORP.

By:	/s/ George J. Schultze
Name: George J. Schultze Title: Chief Executive Officer

Date: December 17, 2020

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